

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3720   February 9, 2006

Via U.S. Mail and Fax (239 263-8191)

Caroline Beasley
Chief Financial Officer
Beasley Broadcast Group, Inc.
3033 Riviera Drive, Suite 200
Naples, Florida 34103

Re: **Beasley Broadcast Group, Inc.
         Form 10-K for the year ended December 31, 2004
         Filed March 2, 2005**

         Forms 10-QSB for fiscal quarters ended through September 30, 2005

         File No. 0-29253

Dear Ms. Beasley:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,
                                        /s/ Terry French
                                        for Larry Spirgel
                                        Assistant Director